EXHIBIT 99.2

FOR immediate RELEASE

Investor Relations:	Media Relations
Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858

ELAN ANNOUNCES COMMENCEMENT OF TENDER OFFER AND CONSENT SOLICITATION

DUBLIN, IRELAND – September 24, 2012  - Elan Corporation, plc (“Elan”) (NYSE: ELN) today announced that its wholly-owned subsidiaries, Elan Finance public limited company (“Elan Finance”) and Elan Finance Corp. (“Elan Corp.” and together with Elan Finance, the “Issuers”), are commencing a cash tender offer (the “Tender Offer”) to purchase any and all of their outstanding:

•	8.750% Senior Notes due 2016 issued October 2, 2009 (the “2009 Notes”); and

•	8.750% Senior Notes due 2016 issued August 17, 2010 (the “2010 Notes” and, together with the 2009 Notes, the “Notes”).

As part of the Tender Offer, the Issuers are soliciting consents (the “Consent Solicitation” and, together with the Tender Offer, the “Tender Offer and Consent Solicitation”) from the holders of the Notes for certain proposed amendments that would eliminate or modify substantially all restrictive covenants, certain events of default and other provisions contained in each of the indentures governing the Notes.  Holders who tender their Notes will be deemed to consent to all of the proposed amendments.  Holders may not deliver consents to the proposed amendments without tendering their Notes in the Tender Offer.  The Tender Offer and Consent Solicitation is being made pursuant to an Offer to Purchase and Consent Solicitation Statement, dated September 24, 2012 (the “Offer to Purchase”), and a related Consent and Letter of Transmittal, which more fully set forth the terms and conditions of the Tender Offer and Consent Solicitation.

The Tender Offer will expire at 11:59 p.m., Eastern Time, on October 22, 2012, unless the Tender Offer is extended or earlier terminated (the “Expiration Date”).  Under the terms of the Tender Offer, holders of the Notes who validly tender and do not withdraw their Notes prior to 11:59 p.m., Eastern Time, on October 5, 2012 (as such time and date may be extended, the “Consent Payment Deadline”) and whose Notes are accepted for purchase, will receive the “Total Consideration,” which is equal to (i) $1,053.34 per $1,000.00 principal amount of Notes validly tendered (the “Tender Offer Consideration”) plus (ii) a consent payment of $40.00 per $1,000.00 principal amount of Notes validly tendered (the “Consent Payment”).  Holders of Notes who validly tender their Notes after the Consent Payment Date but on or before the Expiration Date, and whose Notes are accepted for purchase, will receive only the Tender Offer Consideration.

Title of Security	CUSIP Number	Principal Amount Outstanding	Tender Offer Consideration(1)	Consent Payment(1)	Total Consideration(1)(2)
8.750% Senior Notes due 2016 issued October 2, 2009	284138AK0	$472,100,000.00	$1,053.34	$40.00	$1,093.34

8.750% Senior Notes due 2016 issued August 17, 2010	284138AM6	$152,400,000.00	$1,053.34	$40.00	$1,093.34

(1) Per $1,000.00 principal amount of Notes validly tendered and accepted for purchase.

(2) Inclusive of Consent Payment.

The Issuers reserve the right but are under no obligation, at any point following the Consent Payment Deadline and before the Expiration Date, to accept for purchase any Notes validly tendered and not subsequently withdrawn at or prior to the Consent Payment Deadline (the “Early Settlement Date”).  The Early Settlement Date will be determined at the Issuers’ option and is currently expected to occur on the first business day following the Consent Payment Deadline, subject to all conditions to the Tender Offer having been satisfied or waived by the Issuers.  Irrespective of whether the Issuers choose to exercise the option to have an Early Settlement Date, the Issuers will purchase any remaining Notes that have been validly tendered and not subsequently withdrawn at or prior to the Expiration Date, subject to all conditions to the Tender Offer and Consent Solicitation having been satisfied or waived by the Issuers (the “Final Settlement Date”).  The Final Settlement Date is expected to occur on the first business day following the Expiration Date, subject to all conditions to the Tender Offer having been satisfied or waived by the Issuers.

In addition to the Total Consideration or the Tender Offer Consideration, holders whose Notes are accepted in the Tender Offer will receive accrued and unpaid interest from and including the most recent interest payment date, and up to, but excluding, the applicable settlement date.
The Issuers intend to redeem any Notes that remain outstanding following the Tender Offer at a redemption price equal to 108.75% of their face amount, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date.  The Issuers intend to issue a notice of redemption as early as the settlement of the New Notes Issuance (as defined below).

The Tender Offer and Consent Solicitation is conditioned on customary closing conditions, including a financing condition.  Subject to market conditions, the Issuers intend to commence an offering of senior notes (the “New Notes Issuance”).  Proceeds from the New Notes Issuance, together with available cash on hand, will be used to pay the applicable consideration, accrued and unpaid interest and related fees and expenses in connection with the Tender Offer and Consent Solicitation.  If any of the conditions of the Tender Offer and Consent Solicitation are not satisfied, the Issuers are not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Notes and may even terminate the Tender Offer and Consent Solicitation.  Full details of the terms and conditions of the Tender Offer and Consent Solicitation are included in the Offer to Purchase.

This press release does not constitute a notice of redemption under the optional redemption provisions of the indenture governing the Notes, nor does it constitute an offer to sell, or a solicitation of an offer to buy, any security.  No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

Morgan Stanley will act as Dealer Manager for the Tender Offer and Consent Solicitation.  Questions regarding the Tender Offer and Consent Solicitation may be directed to Morgan Stanley at (800) 624-1808 (toll free) or (212) 761-1057 (collect).Requests for documents relating to the Tender Offer and Consent Solicitation may be directed to D.F. King & Co., Inc., the Information Agent, at (800) 431-9645 or (212) 269-5550 (banks and brokers).

The notes to be offered pursuant to the New Notes Issuance will not be registered under the Securities Act, or any state securities laws and may not be offered or sold in the United States or to U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Safe Harbor/Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

In the United Kingdom, this press release is directed only at (i) Persons who have professional experience in matters relating to investments falling within Article 19(1) of The Financial Services And Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and (ii) High Net Worth Entities falling within Article 49(2) of The Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "Relevant Persons").

In addition, if and to the extent that this press release is communicated in any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this press release is only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state. This press release does not constitute a prospectus within the meaning of the Prospectus Directive. This press release constitutes an advertisement for the purposes of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (as amended).

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the Tender Offer and Consent Solicitation.  You can identify these statements by the fact that they use words such as “expect”, “estimate”, and “intend” and other words and terms of similar meaning in connection with any discussion of future events.  Factors that could affect whether the Tender Offer and Consent Solicitation is completed include, among other things, uncertainties related to corporate debt securities generally, the securities of biotechnology companies generally and for Elan’s debt securities in particular.  A further list and description of risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 and in its Reports of Foreign Issuer on Form 6-K furnished to the Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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SOURCE: Elan Corporation, plc: